# press release



**Sierra Health Services, Inc.®**
2724 North Tenaya Way
Las Vegas, Nevada 89128
(702) 242-7000

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## FOR IMMEDIATE RELEASE

**CONTACTS:**     Peter O'Neill                                    Paul Palmer
                  VP, Public & Investor Relations                  SVP, Chief Financial Officer
                  (702) 242-7156                                   (702) 242-7112

### SIERRA HEALTH SERVICES TO SELL ITS WORKERS' COMPENSATION SUBSIDIARY

*LAS VEGAS, November 25, 2003* – Sierra Health Services, Inc. (NYSE:SIE) announced today that it has reached a definitive agreement to sell its workers' compensation subsidiary, California Indemnity Insurance Company, Inc. (CIIC) to Folksamerica Holdings Company, Inc. Folksamerica is a subsidiary of White Mountains Insurance Group, Ltd. (NYSE:WTM), a Bermuda-based insurance holding company. CIIC and its subsidiaries are engaged in writing workers' compensation insurance in nine western and mid-western states. CIIC's subsidiaries include Commercial Casualty Insurance Company, Sierra Insurance Company of Texas and CII Insurance Company.

The deal, valued at $79.5 million, is expected to close in the first quarter of 2004, subject to regulatory approvals, including from applicable insurance regulatory authorities. At the closing, Sierra will receive $15.5 million in cash, subject to adjustment. The deal also includes a contingent payment of up to $64.0 million, payable to Sierra in January of 2010. The contingent payment can be increased or decreased depending on favorable or adverse claim and expense development from the date of closing through December 31, 2009, and other offsets based on certain customary agreements between the parties.

After the closing, a third-party claims administrator (TPA) will be engaged by the companies to administer claims for a period of fifteen years. Sierra will be responsible for this administrator's costs and for providing certain transition services for varying terms on behalf of CIIC. Folksamerica will reimburse Sierra for these costs from an account consisting of the unallocated loss adjustment expense (ULAE) reserves as of the closing, a percentage of premiums earned after the closing, plus accrued liabilities as of the closing.

In the fourth quarter of 2003, Sierra expects to record a charge of between $15.0 and $20.0 million. The charge includes the difference in CIIC's equity, in accordance with accounting principles generally accepted in the United States of America, at September 30, 2003 of approximately $90.7 million, and the combined cash and contingent payment amount of $79.5 million, plus certain related costs.

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"We are very pleased to have reached an agreement with Folksamerica," said Anthony M. Marlon, M.D., chairman and chief executive officer of Sierra. "The sale of our workers' compensation business allows us to direct our attention to our core managed care operations, which make a significant contribution to our profitability."

Sierra's Nevada-based workers' compensation TPA, Nevada Administrators, is not part of the deal with Folksamerica and will continue to operate as a subsidiary of the parent company.

CIIC is a wholly owned subsidiary of CII Financial, Inc., which is a wholly owned subsidiary of Sierra Health Services, Inc., a Las Vegas-based diversified health care services company that operates health maintenance organizations, indemnity and workers' compensation insurers, military health programs, preferred provider organizations and multi-specialty medical groups. Sierra's subsidiaries serve over 1.2 million people through health benefit plans for employers, government programs and individuals. For more information, visit the company's website at www.sierrahealth.com.

Folksamerica is a multi-line broker market reinsurer and a wholly owned subsidiary of White Mountains Insurance Group, Ltd. With $1 billion in capital, the company ranks among the top U.S. broker market reinsurance companies. Additional items of interest are available at White Mountains' website located at www.whitemountains.com.

Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including TRICARE, Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare and workers' compensation reserves; 6) our failure to prevail on our protest of the TRICARE Next Generation contract; 7) our failure to obtain an extension of the Medicare Social HMO contract; and 8) the amount of actual proceeds realized upon the final disposition of the workers' compensation insurance operation or the inability to dispose of such business. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

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